July 2, 2024

Brian Mitts
Chief Financial Officer, Executive VP - Finance and Treasurer
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

       Re: NexPoint Diversified Real Estate Trust
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated May 30, 2024
           File No. 001-32921
Dear Brian Mitts:

       We have reviewed your May 30, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 8. Equity Method Investments, page 112

1. We note your response to our prior comment 1 and your significance tests in exhibit A.
       Please address the following:
           Please revise the investment carrying/fair value column for consistency with your financial statements and footnotes (e.g., NexPoint Real Estate Finance Operating
           Partnership, L.P. appears to have a value of $76,688,000 based on your disclosure on page 113.)
           Please revise the numerator for your income test to be the change in the fair value reflected in your income statement for your investments that would have been accounted for under the equity method had the fair value option not been elected.
           It appears that the combination of your investees exceeds 20% based on your significance tests as currently provided. As such, please tell us how you determined it
 July 2, 2024
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           was unnecessary to provide summarized financial data for all investees for each period presented.
2. We note your response to our prior comment 2. We are unclear from your response if your intent is to remove all references to "unaudited" with respect to your presentation of investee summarized financial information in future annual periodic reports. Please clarify your intent for us.
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Justin Reinus